

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2011

VIA U.S. MAIL

Anthony Orso
CCRE Commercial Mortgage Securities, L.P.
110 East 59th Street
New York, NY 10022

> Re: **CCRE Commercial Mortgage Securities, L.P.**
> **Amendment No. 1 to the Registration Statement on Form S-3**
> **Filed May 13, 2011**
> **File No. 333-172863**

Dear Mr. Orso:

     We have reviewed your response to our letter dated April 12, 2011 and have the following additional comments.

General

1.   We note your response to prior comment two and reissue in part. Please revise your disclosure in the last sentence of the last paragraph on page 31 of the base prospectus for consistency with your response to prior comment two.

Prospectus Supplement

Cover Page

2.   We note your response to prior comment five and reissue. Please revise the cover page to remove references to "co-managers."

Summary of Prospectus Supplement, page S-9

Transaction Parties; Controlling Class Representative, page S-11

3.   We note your response to prior comment seven. Please revise this section to include a brief discussion of the information set forth in the risk factor beginning at the bottom of page S-79 and the other conflicts of interest that may exist and the rights that may affect the certificateholders with respect to the Split- Loan Directing Holder and the Controlling Class Representative. Additionally, please revise the summary to include a section which discusses the conflicts of interest that are set forth throughout the Risk Factors section.

Description of the Mortgage Pool, page S-81

Additional Indebtedness, page S-83

4. We note your response to prior comment 11. Please advise as to how this response is consistent with Item 1 of Form 10-D and Item 1121 of Regulation AB.

Transaction Parties, page S-93

The Originators, page S-96

5. We note your response to prior comment 12. Please include revised disclosure in the Description of the Mortgage Pool section and the Summary of Prospectus Supplement section.

Annex E

6. We note your response to prior comment 17 that Annex E is subject to change in accordance with the terms of the related series. We also note your disclosure in the last paragraph on page S-89 that exceptions to the representations and warranties are available from the underwriters and any conflicting disclosure between the prospectus supplement and the representations and warranties should be considered to be an exception to the representations and warranties in Annex E. Please advise as to why Annex E would conflict with disclosure in the prospectus supplement and exceptions would be available from the underwriters when this Annex is subject to change in accordance with the terms of the related series and all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Base Prospectus

Cover Page

7. We note your response to prior comment 18. It appears that you contemplate that certificates or underlying mortgage loans may be insured or guaranteed by persons other than a government agency. If true, please revise to disclose how you intend to meet your obligations under Rule 190 of the Securities Act or advise. Please also provide a brief discussion in the base prospectus of the insurance or guarantee that may be provided.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile (212) 504-6666
       Patrick T. Quinn, Esq.
       Cadwalader, Wickersham & Taft LLP